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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Accord Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

240 Stockton Street, 7th Floor
(No. and Street)

| San Francisco | CA | 94108 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Desiderio Co | (415) 999-0574 | dco@accord-group.net |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

| 20646 Abbey Woods Ct N, Suite 201 | Frankfort | IL | 60423 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 12/01/2010 | 5376 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, <u>Desi Co</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Accord Capital Partners LLC</u> , as of <u>December 31</u> , 2 <u>025</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Partner

**This filing\*\* contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

# Accord Capital Partners LLC

Statement of Financial Condition

December 31, 2025

TABLE OF CONTENTS



DSWD CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Accord Capital Partners LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Accord Capital Partners LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Accord Capital Partners LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Accord Capital Partners LLC's auditor since 2025.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
March 26, 2026

Phone:708.489.1680 Fax:847.750.0490 | dswd-advisory.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

ACCORD CAPITAL PARTNERS LLC
Statement of Financial Condition
December 31, 2025

## ASSETS

| | |
|---|---|
| Assets | |
| Cash | $ 107,340 |
| Accounts receivable, net of allowance for credit losses of $0 | 2,014,591 |
| Total assets | $ 2,121,931 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable | 19,200 |
| Total liabilities | 19,200 |
| Member's equity | 2,102,731 |
| Total liabilities and member's equity | $ 2,121,931 |

The accompanying notes are an integral part of these financial statements.

_____

## 1.    Nature of Business and Summary of Significant Accounting Policies

### Nature of business

Accord Capital Partners LLC (the "Company") is a Delaware limited liability company formed on October 31, 2012.  The Company is a single member limited liability company wholly owned by Accord Group Holdings LLC ("AGH").  The Company is registered with the Securities and Exchange Commission as a fully disclosed broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").  The Company provides private placement and advisory services.

The Company receives support from AGH for such items as personnel salaries and benefits, accounting and information technology services, office equipment, and other miscellaneous overhead expenses (see Note 4).  The financial results of the Company may have been significantly different absent this relationship with the affiliated company.

### Accounts receivable

Accounts receivable consists of consulting and advisory fees receivable as well as sales commissions receivable from clients.  The Company uses the allowance method to account for credit losses.  Based on historical write-offs, overall economic conditions, and an evaluation of the current aging status of its receivables, the Company has established an allowance for credit losses at a level considered to be adequate to cover anticipated lifetime credit losses on outstanding client receivables.  Accounts are monitored by management on an ongoing basis and are written off by the Company when it has been determined that all available collection avenues have been exhausted.  Recoveries are included in income as realized.  As of December 31, 2025, management did not consider an allowance for credit losses necessary as all balances were considered collectible.

### Cash

The Company maintains cash in a federally insured banking institution. The Company has not experienced any losses on this account and does not believe it is exposed to any significant credit risk with respect to cash balances held in this banking institution.

### Income taxes

The Company is a single-member limited liability company for federal and state income tax purposes.  Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company.  The income or loss of the Company is taxed to the member in its respective return.  Accordingly, no provision for income taxes besides the $800 minimum California state franchise tax and the LLC tax which varies based on gross receipts of the Company are reflected in the accompanying financial statements.

_____

1. Nature of Business and Summary of Accounting Policies (continued)

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority.  Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year.  As of December 31, 2025, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

2. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital, as defined.  The ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1.  The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.  Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

As of December 31, 2025, the Company had net capital of $88,140, which was $83,140 in excess of its required net capital of $5,000.  Assets totaling $2,014,591 were excluded from the calculation of the Company's net capital as they are classified as non-allowable assets.  The Company's ratio of aggregate indebtedness to net capital was 21.78% as of December 31, 2025.

3. Exemption from Rule 15c3-3

The Company does not claim an exemption from Rule 15c3-3 of the U.S. Securities and Exchange Commission act of 1934, in reliance on footnote 74 to SEC Release 34-70073.  The Company does not hold funds or securities for customers, and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

4. Expense Sharing Agreement

The Company receives support from AGH for such items as personnel salaries and benefits, accounting and information technology services, office equipment and other miscellaneous overhead expenses.  The Company is charged a monthly fee that is dependent upon the level of personnel support required by the Company; for the year ended December 31, 2025, monthly fees

_____

4.    Expense Sharing Agreement (continued)

were based on the prior year actual fee, and adjusted at year-end to the Company's proportionate share of actual expenses incurred by AGH. The Company's share of operating expenses under the expense sharing agreement totaled $1,773,026 for the year ended December 31, 2025.

5.    Concentrations

The Company had accounts receivable from three major customers that accounted for approximately 97% of total accounts receivable as of December 31, 2025. A major customer for accounts receivable concentrations is defined as a customer responsible for 10% or more of accounts receivable.

6.    Segment Information

The Company evaluated the requirements of FASB ASC Topic 280, *Segment Reporting*, as amended by ASU 2023-7. The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker ("CODM") for purposes of this guidance. The company conducts a single line of business as a fully disclosed broker-dealer, providing private placement, strategic advisory, and capital-raising services. These activities exhibit similar economic characteristics, rely on the same personnel and operating infrastructure, and are managed together as an integrated set of services. The Company does not operate separate business units, and management does not prepare or rely on discrete financial information at a level below the Company as a whole.

The CODM evaluates operating performance and resource allocation based on Company-wide financial information, including net income (loss) and total assets as presented in the accompanying financial statements. The CODM also monitors excess net capital, which is used for regulatory capital management and member-distribution decisions; however, excess net capital is not a measure of segment profitability.

Based on these considerations, management determined that the Company operates as one reportable segment under ASC Topic 280. Accordingly, the segment-level disclosure requirements of this guidance are not applicable.

7.    Subsequent events

The Company has evaluated the need for other disclosures or adjustments resulting from subsequent events through March 26, 2026, the date the financial statements were available to be issued.

Subsequent to December 31, 2025, and through the date of this report, no events were identified that would require further disclosure.